BITNILE HOLDINGS, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

September 30, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn.: Kevin Woody and Andrew Blume

Re:	BitNile Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed April 15, 2022

File No. 001-12711

Dear Mr. Woody and Mr. Blume:

BitNile Holdings, Inc. (the “Company”) hereby submits a response to certain comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 16, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021 (“Form 10-K”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Our Mining Operations, page 11

Comment No. 1. Tell us and revise your disclosures to clarify the nature of the “fees payable in connection with obtaining the ability to enter into the contracts” with Bitmain Technologies Limited. In doing so, explain to us and disclose how you account for them and provide us with your supporting accounting analysis.  For example, see ASC 340-40.

Response No. 1.

The capitalized costs incurred as of December 31, 2021, in all material respects, related directly to the equipment purchased. The historical costs capitalized as of December 31, 2021 were recognized in accordance with ASC 360-10-30-1, “the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.”

We do not believe the guidance in ASC 340-40 is applicable as it relates to costs related to a contract with a customer within the scope of Topic 606 on revenue from contracts with customers. The purchase agreement with Bitmain is solely for the acquisition of Bitcoin mining equipment and is not directly related to revenue-related contracts.

Intellectual Property, page 15

Comment No. 2. You disclose that you have developed certain proprietary software applications for purposes of your planned cryptocurrency mining operations.  Please tell us and disclose the nature and purpose of the proprietary software and your related accounting policy. Please reference the applicable authoritative accounting guidance that supports your treatment.

Response No. 2.

The Company’s development efforts did not proceed past the preliminary design phase. As of December 31, 2021, the Company had not developed any significant proprietary software, but had primarily relied on third-party licensed software to track Bitcoin mining activities.

In future filings, we will not refer to developed proprietary software applications for purposes of cryptocurrency mining operations.

Risks Related to Our Bitcoin Operations, page 41

Comment No. 3. We note your reference to GAAP on the bottom of page 43 pertaining to your discussion of energy consumption statistics.  Please clarify why you reference GAAP when discussing energy consumption statistics and revise your disclosures as necessary.

Response No. 3.

We disclose the amount of our cost of revenues in accordance with GAAP, which includes the cost of power consumption. This is consistent with our peer publicly traded cryptocurrency mining companies, such as Marathon Digital Holdings, Inc. and Riot Blockchain, Inc.

Comment No. 4. Please address the following comments related to the first risk factor on page 46:

•	We note your disclosure that you currently mine and receive transaction fees paid in Bitcoin. It appears you provide computing power to a pool operator and get paid a transaction price for doing so, rather than mine. It also appears that the mine pool operators, rather than you, receive transaction fees paid in Bitcoin by participants who initiated transactions associated with new blocks. Please revise your disclosure accordingly. If our understanding is not correct, please advise.

•	We note your disclosure that you "will be marking Bitcoin to fair value each quarter" and that both realized and unrealized changes will be reflected in your statements of operations under the "value measurement model." Citing applicable authoritative guidance, explain to us in sufficient detail how this accounting treatment complies with GAAP. Also reconcile these disclosures with your accounting policy on page F-21 that indicates digital currencies are accounted for as indefinite-lived intangible assets at cost less impairment.

Response No. 4.

In future filings, we will clarify that our miners provide computing power to a pool operator, in which all the participants’ machines mine Bitcoin as a collective group, and we get paid the expected value of both the block reward and transaction fees for doing so, rather than mine directly for our own account. We will further clarify that the mine pool operators receive block rewards and transaction fees paid in Bitcoin by the blockchain when the mine pool finds new blocks. The reward and transaction fees are then shared by the pool participants based on their hash rate contributions to the pool, less a small amount of fees.

In future filings, we will conform our risk factor language to our accounting policy that digital currencies are accounted for as indefinite-lived intangible assets at cost less impairment.

Consolidated Statements of Operations and Comprehensive Loss, page F-9

Comment No. 5. Please separately present cost of revenue for each of your revenue sources.  See Rule 5-03(b)(2) of Regulation S-X.

Response No. 5.

For the year ended December 31, 2021, approximately $21.1 million of our cost of revenue was related to the cost of tangible goods sold and $2.8 million related to cryptocurrency mining activities. In future filings, we will separately present cost of revenue for each of our revenue sources.

Consolidated Statements of Cash Flows, page F-12

Comment No. 6. Please tell us and disclose your accounting policy for the classification of cash flows from crypto asset sales and purchases.  Please tell us the applicable authoritative accounting guidance that supports your treatment.

Response No. 6.

During the year ended December 31, 2021, we had no sales or purchases of digital currencies and therefore no related cash flow activity related to sales and purchases of digital currencies.

Activity related to digital currencies was disclosed as follows:

Digital Currencies
Balance at January 1, 2021	$7,000
Additions of mined digital currencies	3,450,000
Payments to vendors	(889,000)
Impairment of mined cryptocurrency	(403,000)
Balance at December 31, 2021	$2,165,000

Comment No. 7. You disclose on page 12 that you convert Bitcoin into fiat currency on a bimonthly basis. Please reconcile this statement with your fiscal 2021 statement of cash flows which presents $890,000 of non-cash investing and financing activities related to the "payment of accounts payable with digital currency," but does not appear to reflect the conversion of Bitcoin into fiat currency.

Response No. 7.

During the year ended December 31, 2021, we did not convert Bitcoin into fiat currency. The statement made on page 12 that, “Currently, we are converting Bitcoin received from our mining activities into fiat currency on a bimonthly basis, on average, to pay for operating costs and purchase commitments for new mining equipment” related to our activity subsequent to December 31, 2021 and was current as of the date of filing of the Form 10-K.

3. Basis of Presentation and Significant Accounting Policies

Revenue Recognition

Lending and Trading, page F-17

Comment No. 8. Please tell us and disclose if you lend or trade crypto assets.

Response No. 8.

To date, the Company has not had any lending or trading activities related to crypto assets, other than digital currencies and Bitcoin mining equipment that serve as collateral securing debt. In the future, if we lend or trade crypto assets, we will make such disclosures.

Blockchain Mining, page F-17

Comment No. 9. Please address the following comments related to your blockchain mining revenue recognition policies and disclosures:

•	Disclose the number of mining pool operators with whom you contract and tell us the consideration you gave to disclosing the percentage of revenue from each operator. See ASC 280-10-50-41 and -42.

•	Disclose whether your contracts are cancelable at any time by either party without penalty.

•	Disclose whether you provide computing power to the mining pool operator, as the disclosure of the counterparty to your contracts suggests, rather than the mining pool.

•	Specify to whom you provide computing power in your description of the output of your ordinary activities and clarify which party is principal in providing transaction verification services. Specifically, if true, clarify that you provide computing power to the mining pool operator with whom you contract, who in turn provides transaction verification services.

•	Provide a more fulsome description of the "Full Pay Per Share" model, including whether you are entitled to consideration for only successful block placement by the mining pool operator and the period of time for which your proportionate share of computing power is determined.

•	Reconcile your disclosure that the fair value of cryptocurrency received is determined “at the time of receipt” with the disclosure on page F-21 that “daily revenues” are measured using “the pricing of Bitcoin on a nightly basis” and the disclosure that it is measured based on the “date of receipt.” If you use other than time of receipt, clarify what that means and provide a supporting accounting analysis.

Response No. 9.

Disclose the number of mining pool operators with whom you contract and tell us the consideration you gave to disclosing the percentage of revenue from each operator. See ASC 280-10-50-41 and -42.

To date, we have only used one mining pool operator. In future filings, we will disclose the number of mining pool operators and, to the extent we utilize more than one, the percentage of revenue from each.

Disclose whether your contracts are cancelable at any time by either party without penalty.

Our current mining pool agreement is cancelable at any time by either party without penalty. In future filings, we will disclose whether our contracts are cancelable at any time by either party without penalty.

Disclose whether you provide computing power to the mining pool operator, as the disclosure of the counterparty to your contracts suggests, rather than the mining pool.

We provide computing power to the mining pool, which is run by the mining pool operator. We will clarify this disclosure in future filings.

Specify to whom you provide computing power in your description of the output of your ordinary activities and clarify which party is principal in providing transaction verification services. Specifically, if true, clarify that you provide computing power to the mining pool operator with whom you contract, who in turn provides transaction verification services.

We provide computing power to the mining pool, which is run by the mining pool operator with whom we contract, who in turn provides transaction verification services. Based on the terms of the agreement, in our judgment, the mining pool operator is considered the principal in providing mining pool services. We recognize revenue, net of certain transaction fees from the mining pool operator, which are not considered material. We will clarify this disclosure in future filings.

Provide a more fulsome description of the "Full Pay Per Share" model, including whether you are entitled to consideration for only successful block placement by the mining pool operator and the period of time for which your proportionate share of computing power is determined.

Pursuant to the “Full Pay Per Share” model, both the block reward and the mining service charge are settled according to the theoretical profit. It includes the calculation of a standard transaction fee within a certain period and distributes it to mining pool participants according to their hash power contributions in the pool. It increases the mining pool participants’ earnings by sharing transaction fees. We will clarify this disclosure in future filings.

Reconcile your disclosure that the fair value of cryptocurrency received is determined “at the time of receipt” with the disclosure on page F-21 that “daily revenues” are measured using “the pricing of Bitcoin on a nightly basis” and the disclosure that it is measured based on the “date of receipt.” If you use other than time of receipt, clarify what that means and provide a supporting accounting analysis.

For the year ended December 31, 2021, the fair value of cryptocurrency received was determined at the time of receipt when the Bitcoin was in our digital wallet, typically one day after the cryptocurrency was earned. Subsequent to December 31, 2021, we began recording the fair value of cryptocurrency received on the date it was earned based on the pricing of Bitcoin on a nightly basis. The fair value should be considered at contract inception, which is the moment in time when we provide hash rate to the mining pool. However, since determining fair value in such a way would result in continuous and constant minor adjustments, which is impractical, if not impossible. Instead, the fair value is determined on a nightly basis, which, in our judgment, the timing difference between contract inception and the nightly value is not material. We will clarify this disclosure in future filings.

Comment No. 10. We note the disclosure that your enforceable right to compensation only begins when you provide computing power to the mining pool operator.  Please more fully describe for us, and disclose how you determined the ASC 606 contract duration.  In your response, please provide your supporting accounting analysis and address the following:

•	Whether you have the right under your contract with the pool operator to decide at what point in time and for what duration you will provide computing power, including whether you can start and stop providing computing power at any time;

•	How your evaluation of contract inception and contract duration considered your rights, if any, to determine when to commence and cease providing computing power; and

•	How the amount of rewards received for providing computing power may be impacted should you start and stop mining within the period used to determine your consideration or during a successful block attempt by the pool operator.

Response No. 10.

We do not have a formal, written contract with our mining pool operator. Instead, by electing to participate in the mining pool, we agree to the terms of service of the mining pool operator under their user service agreement, which is cancelable at any time by either party without penalty. We have the right under the user service agreement to decide at what point in time and for what duration we will provide computing power, including whether we can start and stop providing computing power at any time.

We use a third-party software tool that precisely tracks the computing power provided to the mining pool operator.

The fair value should be considered at contract inception, which is the moment in time when we provide hash rate to the mining pool. However, since determining fair value in such a way would result in continuous and constant minor adjustments, which is impractical, if not impossible. Instead, the fair value is determined on a nightly basis, which, in our judgment, the timing difference between contract inception and the nightly value is not material.

In future filings, we will disclose that revenue received from for providing computing power would be directly impacted positively or negatively should we start and stop mining within the reporting period.

Comment No. 11. You state that digital asset transaction fees to the mining pool operator are recorded as an offset to revenues.  With clarifying disclosure in mind, please more clearly articulate for us what you mean by this disclosure.  In your reply, provide your analysis of the guidance for determining the transaction price beginning at ASC 606-10-32-2.  That is, based on your contract with the pool operator, tell us the amount of consideration to which you expect to be entitled for providing computing power to the pool operator.  In this regard, tell us whether the payment received from the mining pool operator is net of the mining pool operator’s transaction fees.  If so, clarify whether the single amount (i.e., net fees received) represents the transaction price paid to you in satisfaction of your performance obligation to the pool operator and if the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with you.

Response No. 11.

The mining pool operator transactions fees were not significant, approximately $35,000, so no further analysis of the impact on revenue recognition was necessary.

We calculate the amount of consideration to which we expect to be entitled for providing computing power to the pool operator through the use of a third-party software tool that precisely tracks the computing power provided to the mining pool operator and estimates the revenue generated based on current market conditions, primarily the Bitcoin difficulty level.

Payment received from the mining pool operator is net of the immaterial mining pool operator’s transaction fees. Based on revenue generated to date, our experience has been that the net fees received represent the appropriate price paid to us in satisfaction of our performance obligation to the pool operator. We have no basis to determine whether the amounts retained by the pool operator relate to the activities it must undertake to fulfill its contract with us.

Digital Currencies, page F-21

Comment No. 12. Please tell us and revise your accounting policy to clarify the unit of account you use for assessing impairment and whether you recognize an impairment any time carrying value exceeds fair value.  Also tell us and revise your accounting policy to clarify what you mean by your impairment policy disclosure on page 16 that you account for "mining-related gains or losses in accordance with the first-in, first-out method of accounting.”  As part of your reply, reconcile for us your use of “the pricing of bitcoin on a nightly basis,” which you disclose on page F-21, to ASC 350-30-35-18 and -19 and reconcile the impairment policies disclosed in your Form S-3/A and Form 10-K.

Response No. 12.

The current disclosure clearly states that, “Impairment exists when the carrying amount exceeds its fair value.”

The unit of account is digital currencies, which consisted of Bitcoin for the year ended December 31, 2021.

Our disclosure on page 16 is not an impairment policy, but an “accounting for digital currencies” disclosure. The first-in, first-out method of accounting relates to realized gain or losses upon the sale of digital currencies, of which there were none in 2021.

As disclosed, the analysis related to impairment of digital currencies is performed daily and an impairment charge is recorded when the carrying amount exceeds its fair value. In our judgment, the nightly rate used is a reasonable basis for our daily assessment of impairment of digital currencies held.

4. Revenue Disaggregation, page F-27

Comment No. 13. Please tell us what the $788,000 of “other” revenues in the Cryptocurrency segment represents.

Response No. 13.

Our Cryptocurrency segment includes Alliance Cloud Services, which owns a facility in Michigan at which the Company hosts some of its Bitcoin miners. In addition, Alliance Cloud Services has rental agreements with third parties, primarily for warehousing purposes to utilize excess space in the facility. The $788,000 represent rental income from the third-party tenants at the Michigan facility.

8. Digital Currencies, page F-30

Comment No. 14. Please revise your disclosure to provide a rollforward of each material holding of crypto assets. To the extent you only hold Bitcoin, revise the disclosure to indicate.

Response No. 14.

Bitcoin is the only material digital currency we hold. We will clarify this disclosure in future filings.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (949) 735-6020; ken@bitnile.com).

Very truly yours,

/s/ Kenneth Cragun
Kenneth Cragun, Chief Financial Officer

cc:	Milton C. (Todd) Ault, III

Henry Nisser, Esq.